Filed by Harbor Point Limited

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Harbor Point Limited

Commission File No.: 132-02706

FINAL TRANSCRIPT

Thomson StreetEventsSM

MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

Event Date/Time: Mar. 04. 2010 / 1:00PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

CORPORATE PARTICIPANTS

Susan Spivak

Max Capital Group Ltd. - SVP of IR

Marty Becker

Max Capital Group Ltd. - Chairman, CEO

John Berger

Harbor Point Limited - President, CEO

Joe Roberts

Max Capital Group Ltd. - EVP, CFO

Andrew Cook

Harbor Point Limited - CFO

CONFERENCE CALL PARTICIPANTS

Dan Johnson

Citadel Investment Group - Analyst

Mark Dwelle

RBC Capital Markets - Analyst

Peter Seuss

Lincoln Square Capital - Analyst

Ian Gutterman

Adage Capital - Analyst

John Hall

Wells Fargo - Analyst

PRESENTATION

Operator

Good day and welcome to the Max Capital Group and Harbor Point agree to merger of equals conference calls. At this time, all participants are in a listen-only mode. We will conduct a question-and-answer session towards the end of the conference. (Operator Instructions). I will now turn the call over to your host for today, Susan Spivack, SVP Investor Relations, Max Capital Group. Please proceed.

Susan Spivak - Max Capital Group Ltd. - SVP of IR

Thank you. Good morning and welcome to today’s call outlining the merger of Max Capital and Harbor Point, which was announced last night in a press release. Speaking on today’s call are Marty Becker, Chairman and CEO of Max Capital; John Berger, CEO of Harbor Point; Joe Roberts, Chief Financial Officer, Max Capital; and Andrew Cook, Chief Financial Officer, Harbor Point.

Before proceeding with the discussion, we remind you that this call may include statements about future economic performance, finances, expectations, plans, and prospects of Max Capital Group and Harbor Point, both individually and on a consolidated basis. They constitute forward - looking statements for purposes of the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

Such forward-looking statements are subject to certain risks and uncertainties including the risks and uncertainties described in our most recent annual report on Form 10-K, quarterly reports on Form 10-Q filed subsequent to the annual report, and other documents filed by the Company with the SEC and in Harbor Point’s 2009 annual report.

The presentation relates to a proposed amalgamation between Max and Harbor Point that will become the subject of a registration statement which will include a joint proxy statement prospectus to be filed by the Company with the SEC. Investors and security holders are urged to read the joint proxy statement prospectus and all other relevant documents that may be filed with the SEC or sent to shareholders, including the joint proxy statement prospectus that will be part of the definitive registration statement on Form S4 as they become available because they will contain important information about the proposed amalgamation.

All documents when filed will be available in the case of Max free of charge at the SEC’s website or by directing a request to Max through Joe Roberts, Chief Financial Officer, or myself at 441-295-8800. In the case of Harbor Point, direct your request to Gayle Gorman, Senior Vice President, at 441-294-6753. I’ll now turn the call over to Marty Becker for opening comments.

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

Thank you very much, Susan, and good morning, everyone, and welcome to Max Capital and Harbor Point’s joint investor call. John Berger and I are very excited to talk to you today about the combination of our two organizations. The combination of Max and Harbor Point is a winning merger that we believe will create significant value for both sets of shareholders, policyholders, and employees.

We are bringing together two strong and complimentary organizations that are doing well individually, have robust balance sheets, and we will create a more diversified and balanced global company with much greater scale, capital, financial strength, and expertise.

The Max Harbor Point combination is a true merger of equals, structured as a stock-for-stock transaction essentially at tangible book value, with real balance at both the Board and senior management levels. Both companies share a common belief in the value of a diversified portfolio of business and the consistency of results and rewards that brings to shareholders.

In recognition of our new vision, the combined company will be branded as Alterra Capital Holdings Limited. Alterra means high ground and we believe the combined company will be a provider of superior security for our clients and a market leader at the pinnacle of our industry. We believe Alterra will be well positioned with a capital base after dividends and closing adjustments of approximately $3 billion. This will allow us to take full advantage of profitable growth opportunities in both the insurance and reinsurance markets globally, as well as provide greater financial flexibility in managing our capital.

Harbor Point brings significant intellectual capital to Alterra with a best in class reinsurance team that writes lines complementary to Max’s reinsurance platform. I’m personally very excited to be joining forces with John Berger and his team. Many of you know John from his time at F&G Re and Chubb. They have one of the longest and best track records in the reinsurance business, a 25-year period of superior underwriting performance navigating through all phases of the cycle.

Together we will be stronger than the sum of the parts. The Max shareholders will benefit from increased scale and additional reinsurance expertise, as well as an onshore US reinsurance platform. Harbor Point adds Max’s primary insurance operations in multiple operating platforms. We believe both sets of shareholders will be owners of a stronger entity with enhanced potential for the future, and we expect Alterra to be better positioned to capitalize on the opportunities that are available than either of the companies would on a standalone basis.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

We believe the merger’s benefits to shareholders will be many, but some of the highlights are — the larger capital base, the financial flexibility, and the ability to use capital more efficiently. With this larger capital base, we would expect that ultimately Alterra’s shares would trade at a higher multiple, broadly consistent with that afforded to peers of a similar size.

By capitalizing on opportunities and cycle management, Alterra intends to generate stronger and more stable book value growth over time, resulting in greater long-term value for shareholders. It is intended that the Board of the combined company will declare a cash dividend to all shareholders following closely and will manage our capital base relative to market opportunities to write profitable business with a regular share repurchase program thereafter.

We have structured a merger for which we firmly believe one plus one will equal more than two and will drive long-term value for shareholders. We’re obviously very excited about our future prospects and I’d now like to turn the call over to John Berger for his comments.

John Berger - Harbor Point Limited - President, CEO

Thank you, Marty, and welcome to all to today’s call. As Marty mentioned, the combination of our companies will have many strategic benefits. There are very few companies of Max’s size that have the diversification and global reach it enjoys. The Harbor Point management team and shareholders are excited about the many additional platforms Max brings to this combination.

Gaining access to Max’s primary insurance business as well as their Lloyd’s US, E&S, European, and Latin American platforms is truly a unique opportunity for us. In addition, there is very little overlap between the two books of reinsurance business.

Even more attractive to us is finding such a good cultural fit. I’ve known Marty and his team for many years and have a tremendous amount of respect for what they have accomplished. As a reinsurer on several of Max’s existing programs I also know our companies have similar underwriting cultures. We see the bringing together of these two organizations as a winning proposition for shareholders, clients, employees that will create more value over time than each company could achieve individually.

I’d also like to take a moment to talk about the point Marty made regarding the merger of equal nature of this transaction and the balance we have at the Board and senior management levels. I’m excited about the opportunity to run the combined reinsurance operation, which will be larger and more diversified than Harbor Point’s book.

In addition, I like the role and responsibilities as Chairman of Alterra’s Board’s underwriting risk committee, which will have oversight and responsibility for key underwriting decisions across the organization.

Finally, I’m excited to have Mike O’Reilly as Chairman of the Alterra Board of Directors. I worked with Mike for many years at Chubb while he was Vice Chairman and Chief Financial Officer and I was running Chubb Re. He will lead a world-class Board with equal representation from Max and Harbor Point directors.

Max’s existing reinsurance business is solid and complementary to that of Harbor Point. Max’s focus has typically been towards the smaller, more targeted specialty cedents, which will fit well with Harbor Point’s larger account client base. We believe Max’s and Harbor Point’s combined skills and market presence will provide an excellent reinsurance platform with enhanced growth opportunities.

In addition, Max’s reinsurance underwriters should benefit from utilizing Harbor Point’s US reinsurance company for some of their US clients. Our reinsurance company, to be renamed Alterra Reinsurance Limited following closing, will be a leading writer of global business operating from three platforms in the US, Bermuda, and Ireland.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

We will seek to have a balanced business mix and avoid excessive concentration in any one line of business, the goal being to provide relatively consistent underwriting results in varying market conditions. We are firm believers in cycle management, writing more business when pricing is attractive and scaling back when pricing deteriorates.

Having underwritten through many market cycles, I know firsthand the value of being part of a disciplined diversified platform. We expect Alterra will have less volatility underwriting results than either of the individual components, as well as more flexibly to efficiently manage capital. I’ll turn the call over to Joe Roberts, Max’s Chief Financial Officer, to discuss the financial details of the merger. Joe?

Joe Roberts - Max Capital Group Ltd. - EVP, CFO

Thank you, John. Under the terms of the agreement, upon consummation of the merger, which remains subject to shareholder and regulatory approvals and other customary closing conditions, Max will issue 3.7769 common shares of Max for each Harbor Point common share. The exchange ratio approximates the tangible equity that each company brings to the merger at December 31, 2009, resulting in fully diluted ownership of approximately 48% for Max and 52% for Harbor Point.

As Marty mentioned earlier, the total capital base of the combined company will be approximately $3 billion, assuming the payout of an anticipated special dividend and the write-off of approximately $250 million in goodwill. This merger will result in minimal dilution to Max shareholders of less than 1% on a tangible basis and 2% on a reported basis. We believe this level of dilution is reasonable to better position the Company to achieve its long-term strategic goals.

Book value calculations are prior to the contemplated dividend and merger-related costs. Details of the pro forma populations, including intercompany eliminations, will be included in our joint proxy statement prospectus to be filed shortly. Details on the pro forma share counts are included as an exhibit to the investor presentation posted on each of the Max and Harbor Point websites.

We have had conversations with all our rating agencies and expect them to release something shortly regarding the merger. We believe the combined platform will allow for more efficient capital management. The special dividend that Marty mentioned is envisaged to be a cash dividend of $2.50 per share to all shareholders declared by the combined company’s Board following closing.

Also following closing, we plan to implement a share repurchase program along the lines of Max’s previously authorized program. Alterra will aim to have a high quality, defensively postured investment portfolio with approximately 95% in cash and fixed maturities and 5% in other investments based on December 31, 2009 positions.

Based on December 31, 2009 financials, the combined company’s pro forma debt to total capital will be approximately 8.4% at closing, a number which would allow us to further leverage the capital base of the combined company. Each of Max and Harbor Point has renegotiated with its lenders and sought to harmonize the Max and Harbor Point bank credit facilities. Each has entered into amendments at their existing bank credit facilities which will become effective subject to closing of the merger.

Based on an aggregation of individual company projections, our 2010 gross premiums written on a combined basis will approximate $2 billion. We believe that the merger will have a negligible impact on Max’s previously issued ROE guidance of 13%. As we’ve said many times at Max, we will remain focused on a sound business model that produces a 15% ROE across the cycle.

We expect the closing will occur during the second quarter of 2010, which, as I mentioned before, remains subject to shareholder and regulatory approvals and other customary closing conditions. Most of you are familiar with Max’s business and financial results, but will have less information regarding Harbor Point’s operations. In that connection I’d like to turn the call over to Andrew Cook, Harbor Point’s Chief Financial Officer, for some additional information.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

Andrew Cook - Harbor Point Limited - CFO

Thanks, Joe, and good morning, everyone. I would like to give you some history of Harbor Point and talk about why this merger of equals with Max is a logical step in our evolution. Harbor Point was formed in Bermuda in late 2005 as a spin-out of Chubb Re to take advantage of the post-Katrina market opportunities. Our strategy was to capitalize on the higher rates and to create strong property catastrophe reinsurance business to complement our well-established casualty franchise.

From its inception, Harbor Point had significant strengths compared to the other startups in 2005. Harbor Point benefited from having an established team with an outstanding track record of underwriting casualty reinsurance, a book of business with a broad, deep client base via the purchase of renewal rates from Chubb Re, high ratings on day one with an A rating from AM Best, and the largest capital base of the class of 2005.

Over the last five years we’ve leverage these strengths to diversify and profitably grow our reinsurance platform. We built up our property book in Bermuda and constructed a well diversified book of business with appropriate levels of aggregate exposures. We also branched out into London to participate directly in the London specialty market.

In 2009 we wrote $607.5 million of total premium with $296 million emanating from our casualty segment primarily written in our US offices; $221 million from our property segment, written in early out of Bermuda; and $91 million from our specialty segment primarily originating out of our London branch office. Our 2009 underwriting results were very profitable with an 80.6% combined ratio and we generated operating income of approximately $181 million, which equates to an operating return on tangible equity of 11.8%.

We have a history of prudent reserving at Harbor Point that was fostered during the team’s tenure at Chubb Re. We believe that we appropriately reserved for the impacts of the financial crisis in 2008 and did not have to add to our reserves in 2009.

Further, along with Max, we were the only company in Bermuda not to post increased reserves to Hurricane Ike in the quarters immediately following the event. In fact, we have brought down our Ike reserve by about 6% since it was initially posted.

After the closing, Alterra will have approximately a 50-50 split of long-tail to short-tail business. Consistent with the underwriting guidelines of both Max and Harbor Point, the cat aggregates of Alterra will be approximately 15% to 20% of opening shareholders equity exposed in a one in 250 year event. Market conditions will dictate the point within that range.

Similar to Max, we have maintained a high-quality short duration fixed income portfolio and have very modest exposure to other investment classes. The total return for our entire invested asset base was significantly higher in 2009 at 6.4% versus 1.1% in 2008.

While Harbor Point has successfully built a well diversified book of reinsurance business, the merger with Max is an opportunity to create a larger, more diversified global specialty insurance company that we believe will be better positioned to manage capital and navigate market cycles than either company could on a standalone basis. I’ll now turn the call back to Marty for concluding comments.

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

Thank you very much, Andrew. Obviously you can hear from our comments, we all believe this is a terrific combination, but so do our largest shareholders. Moore Holdings and certain of its affiliates, the largest shareholders of Max, and Trident III and their fund are each in support of the deal and have executed a voting agreement to vote in favor of the merger. Additionally, Harbor Point shareholders, which approximately amount to 50% of their outstanding shares, have also signed voting agreements in support of the deal.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

It’s also a good financial transaction. Alterra will be strategically positioned for future growth in all of the major global insurance and reinsurance markets with established and growing operating platforms in Bermuda, Ireland, the USA, Latin America, and Lloyds.

Our people are our success and we believe it is important to align their interests with the firm and the shareholders. This will be a successful integration. This is not a major expense play. We will retain substantially all employees in each of our locations. The key performance metric for incentive compensation for the combined company and for our underwriters is expected to be one in three year ROE. This keeps us aligned with what makes money for the shareholders.

Our performance focus will be much more oriented to the bottom line than the pure gross written premiums growth as both our organizations have demonstrated to date. Both organizations have worked hard to position the companies to deliver high returns for shareholders. For the Max shareholder this merger represents a logical and opportunistic next step in the repositioning we commenced in 2006.

Our first step in 2007 was to build a scalable US operation that we named Max Specialty and which after the closing we plan to rebrand as Alterra Specialty. This was followed in 2008 by the addition of Max at Lloyd’s, which will be rebranded as Alterra at Lloyd’s, and most recently by bringing on a highly experienced underwriting team in Latin America.

As John mentioned, Harbor Point’s reinsurance business, Harbor Point Re, will be renamed Alterra Reinsurance following the closing. In addition, Max Bermuda will be renamed Alterra Insurance. Going forward, Alterra Re will write all the Company’s combined non-Lloyd’s reinsurance business.

Harbor Point has successfully built out its reinsurance platform in both Bermuda and the US, and has a young but very valuable London presence. It is a proven leader in the majority of its businesses. Harbor Point has capitalized on new market opportunities after its initial formation in late 2005 by recruiting additional management and underwriting talent in Bermuda in partnership with the existing and experienced management and underwriting team that came over from Chubb Re.

These experienced and talented professionals will benefit the combined organization at Alterra. Alterra is expected to have the footprint to operate effectively and opportunistically wherever the marketplace is moving best in both insurance and reinsurance lines, whether in the US, Europe, or the rest of the world.

And one of the great pleasures to me is the opportunity to partner with John Berger. John is one of the real pros in our industry, but, more importantly, he’s a wonderful person and a good friend. We look forward to answering your questions. Operator, would you now open up the call for questions?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Dan Johnson, Citadel Investment Group.

Dan Johnson - Citadel Investment Group - Analyst

Great, thank you very much. Two questions, please. You had mentioned some of the financial aspects of the deal or the implications on the book value were exclusive of merger costs. Is there anything substantial that we should be thinking about as you bring — hopefully the expense of bringing the two companies is not significant — but as you bring reserves together, research methodology differences or other things that you could help sort of to total up to get a ballpark around what those merger costs would be? And then I have a follow-up question, please.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

Joe Roberts - Max Capital Group Ltd. - EVP, CFO

Good morning, John. It’s Joe Roberts here. When I was talking about the merger costs, I was specifically referring to the bankers, lawyers, etc., etc., costs. We’ll be providing details of those in our pro forma filings that we will post next week and you’ll be able to see details of those.

In terms of on the reserving side, I think both organizations have a history of conservative reserving and I think if you look at the past years, certainly the last four or five years, we’ve both had some solid reserve releases, so we’re pretty comfortable that we’re adequately reserved across both organizations.

Dan Johnson - Citadel Investment Group - Analyst

Okay, and then finally with the ownership structure of Harbor Point, what sort of lockup arrangements will those shareholders have once they receive their new shares?

Andrew Cook - Harbor Point Limited - CFO

Dan, it’s Andrew Cook. The shareholders at Harbor Point have all signed 180-day lockups in the transaction. But Dan, if I could sort of outside of the actual lockup question, I think it’s important to note from our shareholders’ standpoint, we believe they’re going to be with this combined entity for the long-term. If our shareholders had wanted liquidity in this transaction, we certainly believe that we would have structured the dividend in a much different way and would have done a pre-closing take-out of our shareholders. So certainly our opinion, our shareholders are going to be in this transaction with us for the long term.

Dan Johnson - Citadel Investment Group - Analyst

Very good. Thanks, guys, very much. Best of luck.

Operator

Mark Dwelle, RBC Capital Markets.

Mark Dwelle - RBC Capital Markets - Analyst

Yes, a couple of questions. First in terms of which — what sort of regulatory approvals, what jurisdictions get to sign off before it’s all said and done?

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

In the states, we only have three states with domiciliary companies — Indiana, Delaware, and Connecticut. Indiana and Delaware are Max subs and no Form A is required there. We do require a Form A in Connecticut, which will be filed shortly, and we’ve spoken to the Connecticut Department and that ought to operate smoothly but does take some time. The major country regulators have all been spoken to and frankly see the transaction as a real positive. And we would expect no barriers or delays in that regard.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

Mark Dwelle - RBC Capital Markets - Analyst

Okay, the second question I had was really just related to some of the shares outstanding. You provided a good schedule of the various pieces of the puzzle. Is the best way to think about it in terms of all of the warrants and all of the options converting as part of this, or should we really just focus on the primary shares outstanding as kind of the cleanest way of evaluating how many shares will be outstanding post deal?

Joe Roberts - Max Capital Group Ltd. - EVP, CFO

If you’re trying to calculate a fully diluted calculation, Mark, then you should use the information on page 21 and the current share price to give you a fully diluted count. Obviously the warrants and the options themselves will continue until the expiration dates and will be exercised at the request of the option holder at that relevant time.

Mark Dwelle - RBC Capital Markets - Analyst

It would look like all of those based on the — these are the weighted average strike prices of those different pieces, so it would seem like all of those will be part of — or at least more likely than not — part of the fully diluted share count post the deal.

Joe Roberts - Max Capital Group Ltd. - EVP, CFO

That’s correct. With our share price currently at $24 — $24.25 or so, and the average price on the warrants, for example, at $21, they would clearly be in the money and you would include those. And the options are a little bit closer.

Mark Dwelle - RBC Capital Markets - Analyst

Okay, that’s all my questions. Thank you.

Operator

(Operator Instructions). Peter Seuss, Lincoln Square Capital.

Peter Seuss - Lincoln Square Capital - Analyst

Thank you. I just want to get a little bit more color on the ROE guidance. Because if I calculate it correctly, Max’s prior guidance of a 13% ROE implied $216 million of earnings in 2010, and Harbor Point made $180 million in 2009.

And additionally, I guess you’re going to lose the investment income from the $300 million dividend, which you know isn’t big, it’s $6 million to $9 million. But if you add that all together you get kind of $390 million. And also it was a low cat year in 2009. So the question is, you need kind of $440 million of earnings to achieve a 13% ROE, so where does that extra $50 million of earnings come from? Is it growth? And if so, where is that coming from?

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

The key thing on the ROE calculation is, if you look at Harbor Point’s historical results, they’ve really had very attractive combined ratios. The reality is, though, they’ve been very under leveraged premium to surplus and carrying around too much equity. And what the transaction allows us to do is to right size the equity of the two companies, which should allow us to come in at the levels that we indicated for Max standalone previously.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

And so we feel that number is a pretty good number and through efficient Capital Management as we progress through the year, that ought to work out well. You’ll be able to see more detail in it when we file our S4 next week, but none of that is contemplating major growth. This is not the time to have major topline growth in either of these businesses.

Peter Seuss - Lincoln Square Capital - Analyst

What is Harbor Point’s typical cat load? And so what would their combined ratio have been in 2009 if it was a typical cat year?

Joe Roberts - Max Capital Group Ltd. - EVP, CFO

Peter, if you look at our historical underwriting statements from our formation in 2005 until December 31, 2009, our all in property loss ratio was 35%, and that includes the impact of hurricanes Ike and Gustav. So it’s difficult to give you more clarity than that, but that’s our actual five-year underwriting year results for the Company on the property side.

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

Harbor Point, like Max, has a lesser cat appetite than many of our Bermuda counterparts. Actually our exposure of surplus in a one in 250 event is remarkably similar between the two organizations.

Peter Seuss - Lincoln Square Capital - Analyst

Got it. And I guess lastly, can you just comment on what the cat load for the combined company will be? And also, does the 13% ROE guidance include any exposures that you have to Chile and the European windstorms?

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

Well, Chile and the European wind storms are still pretty fresh. I don’t think anybody has very solid numbers on those at this point. Our preliminary indication is that they’re very manageable within our routine loss picks that we would have for those lines of business.

The contemplated cat load for the two companies is consistent with what Max has always publicly said. Basically between 15% and 20% of beginning of year surplus exposed on a one in 250 basis. And for us that’s not per event, that’s for an aggregation of events during the course of the year. We’ll be very comfortable living within that range.

Peter Seuss - Lincoln Square Capital - Analyst

Okay, great. Thank you.

Operator

Ian Gutterman, Adage Capital.

Ian Gutterman - Adage Capital - Analyst

A few things. I guess one, on capital, I think when the IPC deal was in the works you talked about how much capital is freed up as a result of that. Do you have a similar number you could talk about here?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

Well, clearly we’re taking $550 million out day one because we’re going to declare a dividend of approximately $300 million and we’re taking off $250 million in goodwill, so that’s a major capital adjustment coming right out of the chutes. We do contemplate that in this level of the underwriting cycle that we will be continuing a normal share repurchase program just like we historically have had at Max. Exact dollar levels of that are yet to be determined, but we will be efficiently managing the capital, which is one of the real beauties of the combination because it gives us more flexibility in doing that in a combined basis.

Ian Gutterman - Adage Capital - Analyst

Am I —? If the combined entity is an A rating, how much — I assume that would free up substantial capital from the old Max perspective. Is that correct?

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

You know, I’m not sure what calculations you’re making, Ian. We’ve never carried beaucoup extra capital. But as we’ve headed into 2010 and growth opportunities aren’t very abundant, clearly our earnings were going to be surplus to our capital base. And that’s kind of the way you have to look at it.

Ian Gutterman - Adage Capital - Analyst

Okay, I guess I was wondering if there was a rating agency so-called arbitrage benefit just from putting different lines of business together, a combined entity hopefully having an A, if sort of the combined entity has more access capital than the two — than the sum of the parts if they were apart.

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

Not significantly. If you look at Harbor Point’s diversification and you look at Max’s diversification, the major benefits with the agencies are diversification credits. We had a lot of those with IPC because they were mono line. That’s really not a factor here because if you look at those pie charts, we’re really writing about the same lines in similar quantities. Clearly the rating agencies have a little bit of a bias towards larger entities than smaller entities and I think that will work to the benefit of the combined company.

Ian Gutterman - Adage Capital - Analyst

Got it, okay. And then just on the underwriting, I guess just sort of how you’re integrating that — obviously on the reinsurance side more so? John obviously has a history of being very aggressive in down selling his book during a soft market. Can you talk about how that’s going to play out on the existing Max book and just how do you resolve I guess points where John may want to shrink and Peter and his group maybe think his book can still be retained another year or two?

John Berger - Harbor Point Limited - President, CEO

That is a terrific question. I think both Marty and I have said that one of the big attractions is the cultural/social fit. On the reinsurance side, Max has been a very disciplined underwriter. They, too, have gone up and down according to the market cycle. Clearly it’s a tough time right now. I think in many lines of business, many deals it’s an inflection point where you really look at it and say, do we really want to keep this business?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

We’ve had extensive conversations with the Max underwriters, along with the Harbor Point underwriters, and we’re really on the same page. I don’t see any major — we want to write it, pound the table and we’re saying no, don’t. I think there’s always a healthy pressure on underwriters to look for deals to be out scouring the world. Is there anything out there that makes sense? But I think both companies have demonstrated the ability to be disciplined and just not chase premium.

So I don’t — a short answer to your question, I really don’t see a problem because of the similar view of underwriting.

Ian Gutterman - Adage Capital - Analyst

Okay, great. And then just the last one that is historically you’ve been thought of more is a casualty underwriter and obviously just the opportunity when the Company was created was on the cat side, so you built a cat franchise. But I guess how do you think about go forward?

Do you want to — over time will that reinsurance company look more like the old Chubb Re and be much more casualty focused, or do you expect to maintain a big cat presence going forward. And I guess it’s a long-term and a short-term question given that right now I presume that cat looks more attractive than casualty.

John Berger - Harbor Point Limited - President, CEO

I think that’s a very accurate statement. Both companies have been, as Marty said before, very conservative cat underwriters. What I like about it is that we have very similar approaches, but the combined company will just have a bigger footprint and bigger clout in the marketplace than each of us has on its own. That attractive program will be able to just be more of a substantial player where we want to be. Will one and one equal two? I don’t know, but it’s going to be pretty close and it’s just — I think all our underwriters are looking forward just to having that additional clout in the marketplace.

Ian Gutterman - Adage Capital - Analyst

Okay. And then on the cat side, is there any overlap? I don’t know, do you tend to play the same layers or same zones or is there going to need to be some optimization of where you choose to play?

John Berger - Harbor Point Limited - President, CEO

There’s extraordinary little overlap on a client-by-client basis. And even where both companies have maximum lines out, they’re really not that big, so you’re not looking at all of a sudden a company looking at a counterparty of hundreds of millions of dollars of cat capacity. So that’s not a problem.

Clearly, the cat management is how much do you have in any one cat-exposed zone? I think both companies have proven that we’re very good at managing that. As Marty said, both of us I think are the only companies in Bermuda but didn’t have to increase our Ike reserves, so I think we do know what we’re doing. We know how to manage it. And again, very complementary approaches.

Ian Gutterman - Adage Capital - Analyst

Okay, but it’s not like Max likes low layers and Harbor Point likes high layers or anything like that that you might need to reconcile?

John Berger - Harbor Point Limited - President, CEO

No, no, I think it’s a pretty consistent approach between the two companies.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

Ian Gutterman - Adage Capital - Analyst

Great. Okay, thank you very much.

Operator

John Hall, Wells Fargo.

John Hall - Wells Fargo - Analyst

Good morning, everyone. Marty, Max’s retention is I guess fairly low. It seems like there’s a good ceiling to absorb a fair amount more premium with the additional capital base that you’re taking into the combined organization. Is that part of the plan?

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

I don’t think there’s any doubt that we’ll probably buy a little less reinsurance over time with the larger capital base. Our insurance books are pretty heavily reinsured both out of Bermuda and the US. The issue there is timing, because in the present pricing environment, those reinsurance programs are awfully attractive economically to the organization, but this gives us the flexibility to adjust them when the time is right.

John Hall - Wells Fargo - Analyst

Okay, so nothing immediate, more over time.

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

Yes, and you obviously need to wait to renewal dates, too.

John Hall - Wells Fargo - Analyst

Got it. Thanks.

Operator

(Operator Instructions). It appears at this time there are no additional questions. I will now turn the call over to Mr. Marty Becker for closing remarks.

Marty Becker - Max Capital Group Ltd. - Chairman, CEO

Well, thank you very much and thanks to each of you for taking the time to join us this morning. We obviously are quite excited about what’s taking place here. As we mentioned previously, next week we’ll be doing the proxy filings, so more detail will be available on the transaction then. Joe and Susan and myself will make ourselves available for any individual questions, and we do intend to get out and speak to larger shareholders during the month of March and make sure people have an individual opportunity to ask questions. So thanks so much and we look forward to talking with each of you soon.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Mar. 04. 2010 / 1:00PM, MXGL - Max Capital Group and Harbor Point Agree to Merger of Equals - Conference Call

Operator

This concludes today’s presentation. You may now disconnect. Good day.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2010, Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Cautionary Note Regarding Forward-Looking Statements:

This material includes statements about future economic performance, finances, expectations, plans and prospects of Max and Harbor Point, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results of Max, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Max with the Securities Exchange Commission (“SEC”) and, in the case of Harbor Point, please refer to its Annual Report for the year ended December 31, 2009 posted on its website at www.harborpoint.com. These documents are also available free of charge, in the case of Max, by directing a request to Max through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800 and, in the case of Harbor Point, by directing a request to Gayle Gorman, Senior Vice President, at 441-294-6743. Neither Max nor Harbor Point undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This material contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on Max’s or Harbor Point’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this material should not be considered as a representation by Max, Harbor Point or any other person that Max’s or Harbor Point’s objectives or plans, both individually and on a consolidated basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding expectations; (b) the adequacy of loss reserves and the need to adjust such reserves as claims develop over time; (c) the failure of any of the loss limitation methods the parties employ; (d) any lowering or loss of financial ratings of any wholly owned operating subsidiary; (e) the effect of competition on market trends and pricing; (f) cyclical trends, including with respect to demand and pricing in the insurance and reinsurance markets; (g) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere; and (h) other factors set forth, in the case of Max, in its recent reports on Form 10-K, Form 10-Q and other documents of Max on file with the SEC and, in the case of Harbor Point, in its Annual Report for the year ended December 31, 2009 posted on its website at www.harborpoint.com.

Risks and uncertainties relating to the proposed amalgamation include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed amalgamation may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Max or Harbor Point or its respective directors and officers following the announcement of the proposed amalgamation is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the amalgamation, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Max with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

Additional Information about the Proposed Amalgamation and Where to Find It:

This material relates to a proposed amalgamation between Max and Harbor Point that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Max with the SEC. This material is not a substitute for the joint proxy statement/prospectus that Max will file with the SEC or any other document that Max may file with the SEC or Max or Harbor Point may send to its shareholders in connection with the proposed amalgamation. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED AMALGAMATION. All documents, when filed, will be available in the case of Max, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Max through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800 and, in the case of Harbor Point, by directing a request to Gayle Gorman, Senior Vice President, at 441-294-6743.

Participants in the Solicitation:

Max and its directors and executive officers may be deemed to be participants in any solicitation of Max’s shareholders in connection with the proposed amalgamation. Information about Max’s directors and executive officers is available in the proxy statement dated September 9, 2009 for Max’s 2009 annual meeting of shareholders.

John Berger, Chief Executive Officer and President, and Andrew Cook, Chief Financial Officer, of Harbor Point, may also be deemed to be participants in any solicitation of Max’s shareholders in connection with the proposed amalgamation. Information about Mr. Berger and Mr. Cook is available in a Form 8-K that was filed by Max on March 4, 2010 with the SEC.